Exhibit 99.2

BW LPG

Interim Financial Report

Q2 2025 and H1 2025

BW LIBRA

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group” refers to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. The forward-looking statements in this report are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and market and industry data and forecasts prepared by and available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. BW LPG undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;
●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;
●	changes in demand in the LPG shipping industry;
●	any adverse developments in the maritime LPG transportation business;
●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;
●	failure in the management of climate and environmental risks and delivery and performance of
●	management environmental objectives;
●	changes in competition rules and regulations for the shipping industry;
●	failure to manage disruptions, including due to climate change, abnormal weather conditions,
●	pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;
●	failure to implement the Group’s business strategy or manage the Group’s growth;
●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;
●	failure to obtain new customers or the loss of any existing major customers;
●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

FORWARD-LOOKING STATEMENTS (continued)

●	failure to attract and retain key management personnel, technically skilled officers and other employees;
●	default by third parties with whom the Group has entered into chartered-in arrangements;
●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;
●	the ageing of the Group’s fleet which could result in increased operating costs;
●	delays in deliveries of or cost overruns in relation to newbuilds (if any);
●	failure to integrate assets or businesses acquired from third parties;
●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;
●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;
●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 28 March 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

SELECTED KEY FINANCIAL INFORMATION

	Q2 2025	Q2 2024	Change	H1 2025	H1 2024	Change
Statement of Comprehensive Income	US$M	US$M	%	US$M	US$M	%
TCE income - Shipping[1]	152.7	148.6	3	311.3	335.1	(7)
Gross profit – Product Services[1]	14.8	24.5	(40)	11.2	57.8	(81)
Profit after tax	43.4	84.9	(49)	110.0	234.7	(53)
Profit attributable to equity holders of the Company	34.9	76.8	(55)	81.0	218.8	(63)

(US$per share)
Basic EPS[2]	0.23	0.58	(60)	0.53	1.66	(68)
Diluted EPS[2]	0.23	0.58	(60)	0.53	1.65	(68)
Dividend per share	0.22	0.58	N.M	0.50	1.58	N.M

	30 Jun	31 Dec
	2025	2024	Change
Balance Sheet	US$M	US$M	%
Cash and cash equivalents	321.0	279.7	15
Total assets	3,384.8	3,320.4	2
Total liabilities	1,473.2	1,382.9	6
Total shareholders’ equity	1,911.6	1,937.5	(1)

	Q2 2025	Q2 2024	Change	H1 2025	H1 2024	Change
Cash flow	US$M	US$M	%	US$M	US$M	%
Net cash from operating activities	94.7	52.8	79	261.0	458.4	(43)
Capital expenditure	(81.3)	0.4	N.M	(92.6)	63.3	N.M
Adjusted free cash flow[3]	13.4	53.2	(75)	168.4	521.7	(68)

				30 Jun	30 Jun
	Q2 2025	Q2 2024	Change	2025	2024	Change
Financial Ratios	%	%	%	%	%	%
ROE[4] (annualised)	9.1	20.9	(56)	11.4	29.4	(61)
ROCE[5] (annualised)	7.7	17.2	(55)	9.0	23.5	(62)
Net leverage ratio[6]	30.7	11.9	158	30.7	11.9	158

	30 Jun	31 Dec	Change
Other Information	2025	2024	%
Shares – end of period (‘000 shares)	159,282.0	159,282.0	—
Treasury shares – end of period (‘000 shares)	7,939.3	7,743.6	3
Share price (USD)	11.8	11.4	4
Share price (NOK)	119.0	125.3	(5)
Market cap (USD million)	1,790.4	1,721.5	4
Market cap (NOK million)	18,009.8	18,987.8	(5)
[1]

Time Charter Equivalent (“TCE”) income - Shipping and Gross profit – Product Services reflect the Shipping and Product Services segments, respectively. TCE income – Shipping represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission, and inter-segment expense. See Note 9, Segment Information, to the condensed consolidated interim financial information.

[2]

Basic and diluted EPS (earnings per share) is computed based on Q2 2025: 151.4 million and 151.7 million (H1 2025: 151.7 million and 151.8 million) shares, respectively, the weighted average number of shares outstanding less treasury shares during the period.

[3]

Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 28 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4]

ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.

[5]

ROCE (return on capital employed) is a non-IFRS measure and is computed as, with respect to a particular period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 29 for a reconciliation of ROCE to the nearest IFRS measure.

[6]

Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q2 2025

●	Q2 2025 profit attributable to equity holders of the Company ended at US$34.9 million or an earnings per share of US$0.23.
●	TCE income – Shipping Q2 2025 concluded at US$38,850 per available day[1] and US$37,280 per calendar day (total)[1].
●	The Company declared a Q2 2025 cash dividend of US$0.22 per share. This dividend corresponds to 110% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 96% for the quarter, as a percentage of total profit attributable to equity holders.
●	Following the previously announced delivery of BW Kizoku, BW Yushi was delivered to BW LPG in June 2025, following the exercise of the purchase option, for consideration of US$69.2 million.
●	In June 2025, the Group secured a US$380 million Term Loan and Revolving Credit Facility at a highly competitive margin to refinance the vessels acquired from Avance Gas, which was completed at the end of 2024, and terminated its shareholder loan of US$250 million in June 2025 ahead of its expiry.
●	In July 2025, the Group’s subsidiary, BW LPG India, secured a US$215 million Term Loan Facility to refinance its existing debt and to support the acquisition of two modern Very Large Gas Carriers (“VLGCs”), BW Chinook and BW Pampero, from BW LPG.

PERFORMANCE REVIEW – Q2 2025 and H1 2025

Q2 2025

TCE income – Shipping was US$152.7 million for Q2 2025 (Q2 2024: US$148.6 million), representing a small increase of US$4.1 million from Q2 2024. The limited TCE income increase was primarily due to a lower LPG spot market of US$35,600 per day, a 33% decline compared to Q2 2024, which offset the benefit of higher available fleet days of 3,929 in Q2 2025 (31% growth) from the enlarged fleet following the completion of the Avance Gas acquisition. Our scheduled drydocking program also reduced available fleet days by 139 days (Q2 2024: 55 days). The effects of IFRS 15 adjustments due to spot voyages that straddled the quarter-end were recognised on a load-to-discharge basis and negatively impacted TCE income by US$4.6 million in Q2 2025 (Q2 2024: insignificant impact). Albeit a softer spot market, the TCE income – Shipping continues to be well supported by the increased time charter coverage of 44% (Q2 2024: 35%) of available days at US$43,000 per day (Q2 2024: US$42,800 per day). Additionally, our India subsidiary continued to deliver stable TCE income of US$30.7 million for Q2 2025 (Q2 2024: US$30.6 million), mainly from fixed-rate time charters.

Product Services reported a gross profit of US$14.8 million for Q2 2025 (Q2 2024: gross profit of US$24.5 million). The decline in gross profit was mainly due to a lower realised profits of US$23.9 million. This was offset by an increase of US$14.2 million in the mark-to-market valuation of unrealised positions relative to Q2 2024. After general and administrative expenses and income taxes totalling US$9.2 million (Q2 2024: US$8.8 million), Product Services reported a profit after tax of US$5.6 million in Q2 2025 (Q2 2024: US$15.7 million).

Profit after tax was US$43.4 million for Q2 2025 (Q2 2024: US$84.9 million). The decrease in profit after tax was primarily attributed to a reduction in operating profit of US$30.5 million and higher net finance expenses of US$11.8 million. The profit after tax was also impacted by higher vessel operating expense of US$11.5 million and depreciation of US$15.8 million. These changes mainly reflect the full effect of the added Avance Gas fleet under a less favorable spot market.

[1]

TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 27 and 28 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

[2]

Shipping NPAT, or Shipping’s Net Profit After Tax, is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 26.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

PERFORMANCE REVIEW – Q2 2025 and H1 2025 (continued)

H1 2025

TCE income – Shipping was US$311.3 million for H1 2025 (H1 2024: US$335.1 million), representing a decrease of US$23.8 million from H1 2024. The decline was primarily due to a lower LPG spot market of US$37,500 per day, a 39% decline compared to H1 2024, which more than offset the benefit of higher available fleet days of 7,919 days in H1 2025 (31% growth) from the enlarged fleet following the completion of the Avance Gas acquisition. Our scheduled drydocking program also reduced available fleet days by 219 days (H1 2024: 102 days). Albeit a softer spot market, the TCE income – Shipping continues to be well supported by the increased time charter coverage of 42% (H1 2024: 32%) of available days at US$41,900 per day (H1 2024: US$43,600 per day). Additionally, our India subsidiary continued to deliver stable TCE income of US$62.4 million for H1 2025 (H1 2024: US$60.0 million), mainly from fixed-rate time charters. The TCE income – Shipping also includes a positive IFRS 15 impact to TCE income – Shipping of US$7.0 million in H1 2025 (H1 2024: US$26.4 million), as spot voyages straddling the period-end were recognised on a load-to-discharge basis.

For the first half of 2025, Product Services generated a gross profit of US$11.2 million, down from US$57.8 million in H1 2024. The gross profit decrease came from lower realised profits of US$10.3 million and a decrease in unrealised positions of US$36.3 million. After general and administrative expenses and income taxes of US$18.0 million (H1 2024: US$21.1 million), Product Services reported a loss after tax of US$6.8 million for H1 2025 (H1 2024: profit after tax of US$36.7 million).

Profit after tax for H1 2025 was US$110.0 million, down from US$234.7 million in H1 2024. This decrease was primarily driven by a lower operating profit of US$109.3 million and increased net finance expenses of US$21.4 million, partially offset by a lower income tax expense of US$6.1 million. The profit after tax was also impacted by higher vessel operating expense of US$19.2 million and depreciation of US$30.2 million. These changes mainly reflect the full-period impact of the enlarged fleet following the completion of the Avance Gas transaction in Q4 2024 under a less favorable spot market.

Profit attributable to non-controlling interests was US$29.0 million for H1 2025 (H1 2024: US$15.9 million), driven by BW LPG India’s gain of US$32.1 million from the sale of BW Cedar. This was partially offset by a US$6.7 million decrease in attributable profit to non-controlling interests from BW Product Services.

BALANCE SHEET

As of 30 June 2025, BW LPG controls a fleet of 51 VLGCs, including seven vessels which are owned and operated by BW LPG India. Total assets amounted to US$3,384.8 million (31 December 2024: US$3,320.4 million), of which US$2,459.5 million (31 December 2024: US$2,381.8 million) represented the carrying value of the vessels (including dry docking), and US$97.8 million (31 December 2024: US$216.3 million) represented the carrying value of right-of-use assets (vessels).

Cash and cash equivalents amounted to US$321.0 million as of 30 June 2025 (31 December 2024: US$279.7 million). Cash flow from operating activities generated a net cash surplus of US$261.0 million in H1 2025 (H1 2024: US$458.4 million), of which the net cash inflow of US$28.8 million (H1 2024: US$141.2 million) related to changes in working capital. Investing activities generated a cash outflow of US$83.2 million in H1 2025 (H1 2024: cash inflow of US$48.9 million), which comprised exercising the purchase option of BW Kizoku and BW Yushi, and US$19.3 million paid for drydocking activities. These payments were partially offset by proceeds of US$65.0 million from the sale of BW Cedar.

After considering the net drawdown of bank facilities, which includes the drawdown of revolving credit facilities and repayment of the shareholder loan, the H1 2025 net cash outflow for financing activities of US$122.3 million (H1 2024: US$436.4 million) was driven by principal and interest repayments of US$53.2 million, dividend payments of US$117.2 million, US$50.3 million in lease repayments, and a net US$14.5 million net repayment of trade finance borrowings.

Net leverage ratio decreased from 32.7% as of 31 December 2024, to 30.7% as of 30 June 2025 due to lower lease liabilities after the exercise of the purchase options for BW Kizoku and BW Yushi in H1 2025, while partially offset by the drawdown of the new US$380 million facility.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

MARKET UPDATE

The first half of 2025 was characterised by significant geopolitical events that impacted both freight rates and trading patterns. Spot rates for the Houston to Chiba route started the year around $40,000 but began to decline gradually through the winter months. Milder winter temperatures in the US compared to recent years, however, supported export volumes and VLGC (Very Large Gas Carrier) earnings.

As freight rates strengthened going into April, the emerging trade war between the US and China had a dramatic effect on US LPG (liquefied petroleum gas) volumes destined for China. In just a few weeks, export volumes fell sharply, pulling spot rates down with them. However, this shock to the market proved short-lived, as excess US LPG production not consumed domestically is priced to clear in the international market. Consequently, export volumes continued to flow out of the US, finding new markets in different countries. Regular importers of US LPG increased their purchase volumes, while India emerged as a new buyer of significant US volumes. Overall, US LPG exports carried on VLGCs in the first half of 2025 grew by 7.1% compared to the same period in 2024.

Volumes exported from the Middle East on VLGCs increased by 0.6% in the first half of 2025, partly due to reversed OPEC+ production cuts. Like US exports, Middle East shipments were affected by the trade war, with export volumes shifting away from India towards China. This shift positively impacted ton-mile demand and led to higher freight rates. Additional support for spot earnings was observed in June when geopolitical uncertainty and a heightened risk of closure in the Strait of Hormuz drove VLGC rates higher.

Despite the rapid rebalancing of LPG trades, overall rates for the first half were significantly lower than the same period of 2024.

Following the end of the first half of 2025, the reshuffling of trading patterns began to revert to normal. Chinese LPG imports from the US increased in July, although from a low baseline. In contrast, Indian imports from the US decreased significantly, and Middle Eastern exports began to stabilise, returning to a more balanced distribution between India and China.

As we moved into August, demand for pre-booked Panama Canal slots has been stronger than usual, resulting in fewer canal transit auctions and fees considerably above typical levels. In response, several VLGCs have been rerouted away from the Panama Canal to take the longer route via the Cape of Good Hope. While conditions in the Panama Canal can change rapidly, the effects of vessels sailing around the Cape can last for months.

Fleet Capacity

So far in 2025, seven new VLGCs have been delivered, with an additional seven expected by the end of the year. Currently, there are 111 VLGCs on order, representing 27% of the existing fleet. Established shipyards have indicated they will not be able to deliver new VLGCs before late 2027.

VLGC Freight Market Outlook

Freight rates have rebounded from their lowest point earlier this year to levels exceeding $70,000 per day, supported by sound fundamentals and existing trading inefficiencies.

Looking ahead, we expect fluctuations in the spot market driven by weather changes, geopolitical developments, Panama Canal availability, and other factors to affect the VLGC market.

Expectations for North American LPG export growth are projected to be in the mid to high single-digit percentage range over the next three years, largely supported by the onboarding of new export terminals. Additionally, Middle Eastern LPG exports are anticipated to grow in the same range in the coming years, fuelled by increased gas production from new projects in Qatar, Saudi Arabia, the UAE, and other countries in the region.

Moreover, run rates at Chinese PDH (propane dehydrogenation) plants have returned to pre-trade war levels. A continued robust demand in China, together with new export capacity coming online in the US, will likely contribute to a constructive US-Far East arbitrage, which is positive for shipping.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

Currently, the Forward Freight Agreement (FFA) market for the remainder of 2025 is trading at approximately $75,000 per day, which supports current spot market levels.

Statements to the Interim Financial Information

We confirm to the best of our knowledge that the Interim Financial Information for the three-month and six-month periods ended 30 June 2025 has been prepared in accordance with IAS 34 – Interim Financial Reporting, and gives a true and fair view of BW LPG Limited’s consolidated assets, liabilities, financial position and income statement as a whole. We also confirm to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have taken place during the three-month and six-month periods ended 30 June 2025 and their impact on the Interim Financial Information, and accounts properly for the principal risks and uncertainties for the remaining half year of 2025, as well as major related party transactions.

26 August 2025

Andreas Sohmen-Pao	Anne Grethe Dalane	Luc Gillet
Chairman	Director	Director

Sanjiv Misra	Sonali Chandmal
Director	Director

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Board of Directors
BW LPG Limited

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of BW LPG Limited (“the Company”) and its subsidiaries (“the Group”), which comprises:

●	the condensed consolidated balance sheet as at 30 June 2025;
●	the condensed consolidated statements of comprehensive income and cash flows for the three-month and six-month periods ended 30 June 2025;
●	the condensed consolidated statement of changes in equity for the six-month period ended 30 June 2025; and
●	notes to the condensed consolidated interim financial information

(“condensed consolidated interim financial information”).

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 30 June 2025 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

26 August 2025

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Revenue - Shipping	230,537	262,382	477,563	558,448
Revenue - Product Services	813,364	614,107	1,428,410	1,356,532
Cost of cargo and delivery expenses - Product Services	(776,701)	(591,444)	(1,379,968)	(1,280,833)
Voyage expenses - Shipping	(89,291)	(104,835)	(182,163)	(226,311)
Vessel operating expenses	(32,030)	(20,501)	(61,717)	(42,471)
Time charter contracts (non-lease components)	(4,021)	(5,090)	(8,699)	(9,776)
General and administrative expenses	(17,138)	(17,863)	(37,981)	(34,596)
Charter hire expenses	(739)	(1,709)	(1,006)	(2,214)
Fair value (loss)/gain from equity financial asset	(1,172)	(89)	(1,172)	1,326
Finance lease income	137	177	308	197
Other operating (expense)/income - net	(738)	1,158	(1,576)	2,363
Depreciation	(62,586)	(46,772)	(125,710)	(95,517)
Amortisation of intangible assets	(51)	(209)	(261)	(419)
Gain on disposal of vessels	—	—	32,051	20,391
Loss on derecognition of right-of-use assets (vessels)	(732)	—	(289)	—
Operating profit	58,839	89,312	137,790	247,120

Foreign currency exchange (loss)/gain - net	(927)	252	(386)	(1,524)
Interest income	2,005	4,686	4,938	9,226
Interest expense	(12,633)	(4,150)	(27,907)	(8,911)
Other finance expenses	(214)	(733)	(598)	(1,363)
Finance (expenses)/income – net	(11,769)	55	(23,953)	(2,572)

Profit before tax	47,070	89,367	113,837	244,548
Income tax expense	(3,632)	(4,460)	(3,822)	(9,874)
Profit after tax	43,438	84,907	110,015	234,674

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value gain/(loss)	1,760	(2,400)	(5,892)	(2,400)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	(2,006)	(5,073)	(2,040)	52,328
- reclassification to profit or loss	(2,248)	(1,045)	(5,763)	(3,305)
Currency translation reserve	85	396	1,281	(438)
Other comprehensive (loss)/income, net of tax	(2,409)	(8,122)	(12,414)	46,185
Total comprehensive income	41,029	76,785	97,601	280,859

Profit attributable to:
Equity holders of the Company	34,927	76,831	81,010	218,755
Non-controlling interests	8,511	8,076	29,005	15,919
	43,438	84,907	110,015	234,674
Total comprehensive income:
Equity holders of the Company	32,487	68,650	68,360	265,008
Non-controlling interests	8,542	8,135	29,241	15,851
	41,029	76,785	97,601	280,859
Earnings per share attributable to the equity holders of the Company:
(expressed in US$per share)
Basic earnings per share	0.23	0.58	0.53	1.66
Diluted earnings per share	0.23	0.58	0.53	1.65

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	30 June	31 December
	2025	2024
	US$’000	US$’000
Intangible assets	374	636

Investment in joint venture	301	301
Equity financial assets, at fair value	17,240	23,132
Derivative financial instruments	4,338	7,469
Other receivables	8,792	7,980
Finance lease receivables	—	2,882
Deferred tax assets	4,134	1,644
Total other non-current assets	34,805	43,408

Vessels and dry docking	2,459,515	2,381,821
Right-of-use assets (vessels)	97,805	216,272
Other property, plant and equipment	320	354
Property, plant and equipment	2,557,640	2,598,447

Total non-current assets	2,592,819	2,642,491

Inventories	36,811	76,706
Trade and other receivables	351,769	202,921
Equity financial assets, at fair value	1,597	2,769
Derivative financial instruments	73,805	74,571
Finance lease receivables	7,091	8,283
Assets held-for-sale	—	32,998
Cash and cash equivalents	320,952	279,681
Total current assets	792,025	677,929

Total assets	3,384,844	3,320,420

Share capital	619,868	619,868
Treasury shares	(50,372)	(48,387)
Other reserves	655,676	667,756
Retained earnings	540,920	565,794
	1,766,092	1,805,031
Non-controlling interests	145,554	132,463
Total shareholders’ equity	1,911,646	1,937,494

Borrowings	810,971	711,664
Lease liabilities	40,951	60,588
Derivative financial instruments	—	569
Total non-current liabilities	851,922	772,821

Borrowings	214,591	230,344
Lease liabilities	67,299	170,700
Derivative financial instruments	53,544	25,527
Current income tax liabilities	19,055	14,470
Trade and other payables	266,787	169,064
Total current liabilities	621,276	610,105

Total liabilities	1,473,198	1,382,926

Total equity and liabilities	3,384,844	3,320,420

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
					Share-
					based	Currency				Non-
	Share	Treasury	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	capital	shares	reserve	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494
Profit after tax	—	—	—	—	—	—	—	81,010	81,010	29,005	110,015
Other comprehensive (loss)/income for the financial period	—	—	—	(7,803)	—	1,045	(5,892)	—	(12,650)	236	(12,414)
Total comprehensive (loss)/income for the financial period	—	—	—	(7,803)	—	1,045	(5,892)	81,010	68,360	29,241	97,601
Share-based payment reserve
- Value of employee services	—	—	—	—	938	—	—	—	938	—	938
Share capital reduction of subsidiary	—	—	—	—	—	—	—	—	—	(4,965)	(4,965)
Purchases of treasury shares	—	(2,739)	—	—	—	—	—	—	(2,739)	—	(2,739)
Share options exercised	—	754	—	—	(395)	—	—	165	524	—	524
Dividend paid	—	—	—	—	—	—	—	(106,022)	(106,022)	(11,185)	(117,207)
Others	—	—	—	—	—	27	—	(27)	—	—	—
Total transactions with owners, recognised directly in equity	—	(1,985)	—	—	543	27	—	(105,884)	(107,299)	(16,150)	(123,449)
Balance at 30 June 2025	619,868	(50,372)	649,654	6,032	3,122	645	(3,777)	540,920	1,766,092	145,554	1,911,646

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company
							Share-
							based	Currency				Non-
	Share	Share	Treasury	Contributed	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	capital	premium	shares	surplus	reserve	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160
Profit after tax	—	—	—	—	—	—	—	—	—	354,296	354,296	40,572	394,868
Other comprehensive income/(loss) for the financial period	—	—	—	—	—	41,377	—	(846)	(7,030)	—	33,501	(176)	33,325
Total comprehensive income/(loss) for the financial period	—	—	—	—	—	41,377	—	(846)	(7,030)	354,296	387,797	40,396	428,193
Effects of re-domiciliation	285,853	(285,853)	—	(685,913)	685,913	—	—	—	—	—	—	—	—
Share-based payment reserve
- Value of employee services	—	—	—	—	—	—	2,016	—	—	—	2,016	—	2,016
Share capital reduction of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(4,500)	(4,500)
Purchases of treasury shares	—	—	(100)	—	—	—	—	—	—	—	(100)	—	(100)
Sale of treasury shares	—	—	1,091	—	—	—	—	—	—	—	1,091	—	1,091
Issue of new shares	332,615	—	—	—	—	—	—	—	—	—	332,615	—	332,615
Share options exercised	—	—	7,060	—	—	—	(3,342)	—	—	(3,143)	575	—	575
Dividend paid	—	—	—	—	—	—	—	—	—	(388,461)	(388,461)	(21,657)	(410,118)
Changes in interest in NCI	—	—	—	—	—	—	—	—	—	(215)	(215)	1,777	1,562
Transfer to tonnage tax reserve	—	—	—	—	—	—	—	—	6,162	(6,162)	—	—	—
Total transactions with owners, recognised directly in equity	618,468	(285,853)	8,051	(685,913)	685,913	—	(1,326)	—	6,162	(397,981)	(52,479)	(24,380)	(76,859)
Balance at 31 December 2024	619,868	—	(48,387)	—	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Cash flows from operating activities
Profit before tax	47,070	89,367	113,837	244,548
Adjustments for:
- amortisation of intangible assets	51	209	261	419
- depreciation charge	62,586	46,772	125,710	95,517
- gain on disposal of vessels	—	—	(32,051)	(20,391)
- fair value loss/(gain) from equity financial assets	1,172	89	1,172	(1,326)
- interest income	(2,005)	(4,686)	(4,938)	(9,226)
- interest expenses	13,043	5,038	30,070	11,521
- other finance expenses	214	1,001	598	1,889
- share-based payments	583	409	938	1,072
- finance lease income	(137)	(177)	(308)	(197)
- loss on derecognition of right-of-use assets	732	—	289	—
	123,309	138,022	235,578	323,826
Changes in working capital:
- inventories	59,038	25,997	39,895	118,055
- trade and other receivables	(83,515)	(84,644)	(149,658)	51,538
- trade and other payables	29,487	(1,441)	100,873	(105,032)
- derivative financial instruments	(11,078)	(3,122)	23,542	(17,489)
- margin account held with broker	(14,988)	(17,246)	14,122	94,086
Total changes in working capital	(21,056)	(80,456)	28,774	141,158

Taxes paid	(7,534)	(4,717)	(3,391)	(6,555)
Net cash from operating activities	94,719	52,849	260,961	458,429

Cash flows from investing activities
Additions in property, plant and equipment	(81,308)	415	(157,606)	(1,821)
Additions in intangible assets	—	—	—	(237)
Proceeds from sale of vessels	—	—	65,049	65,337
Purchase of equity financial assets	—	—	—	(30,162)
Repayment of finance lease receivables	2,053	1,960	4,074	3,970
Interest received	2,142	4,701	5,246	9,423
Sale of equity financial assets, at fair value	—	—	—	2,343
Net cash (used in)/from investing activities	(77,113)	7,076	(83,237)	48,853

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Cash flows from financing activities
Proceeds from borrowings	499,738	3,676	721,468	17,076
Payment of financing fees	(2,587)	—	(2,790)	—
Repayments of bank borrowings	(423,633)	(17,204)	(620,988)	(98,338)
Payment of lease liabilities	(24,746)	(22,273)	(50,306)	(48,293)
Interest paid	(14,469)	(6,757)	(29,718)	(11,948)
Other finance expense paid	(219)	(1,001)	(598)	(1,889)
Purchase of treasury shares	(2,739)	—	(2,739)	(100)
Sale of treasury shares	—	1,091	—	1,091
Drawdown of trust receipts	583,251	516,627	1,145,290	1,076,844
Repayment of trust receipts	(564,047)	(472,842)	(1,159,778)	(1,102,162)
Dividend payment	(42,376)	(131,752)	(106,022)	(250,139)
Dividend payment to non-controlling interests	—	(6,092)	(11,185)	(14,089)
Capital return to non-controlling interests	—	(4,500)	(4,965)	(4,500)
Net cash from/(used in) financing activities	8,173	(141,027)	(122,331)	(436,447)

Net increase/(decrease) in cash and cash equivalents	25,779	(81,102)	55,393	70,835
Cash and cash equivalents at beginning of the financial period	261,514	313,974	231,900	162,037

Cash and cash equivalents at end of the financial period	287,293	232,872	287,293	232,872

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	30 June	30 June
	2025	2024
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	320,952	264,294
Less: Margin account held with broker	(33,659)	(31,422)
Cash and cash equivalents per consolidated statement of cash flows	287,293	232,872

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

1.General information

BW LPG Limited (the “Company”) is a public company limited by shares, and is dual listed on the Oslo Stock Exchange and the New York Stock Exchange. The principal legislation under which the Company operates is the Singapore Companies Act and regulations made thereunder. The Company was incorporated in Bermuda on 21 August 2008 and redomiciled to Singapore on 1 July 2024, with its registered office at 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore, 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and LPG trading.

This condensed consolidated interim financial information (“Interim Financial Information”) was authorised for issue by the Board of Directors of the Company on 26 August 2025.

2.Material accounting policies

Basis of preparation

The Interim Financial Information for the three-month and six-month periods ended 30 June 2025 has been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the year ended 31 December 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

In the preparation of this set of Interim Financial Information, the same accounting policies have been applied as those used in the preparation of the annual financial statements for the year ended 31 December 2024.

Critical accounting estimates, assumptions and judgements

The preparation of the Interim Financial Information requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this Interim Financial Information, the judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements for the year ended 31 December 2024.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

3.Derivative financial instruments

	30 June 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	4,338	—	7,469	(179)
Forward freight agreements and related bunker swaps	1,357	(536)	3,993	—
Commodity contracts and derivatives	72,416	(53,008)	70,565	(25,835)
Forward foreign exchange contracts	32	—	13	(82)
	78,143	(53,544)	82,040	(26,096)

Non-current	4,338	—	7,469	(569)
Current	73,805	(53,544)	74,571	(25,527)
	78,143	(53,544)	82,040	(26,096)

As at 30 June 2025, the Group has interest rate swaps with total notional principal amounting to US$207.9 million (31 December 2024: US$179.1 million). The Group’s interest rate swaps mature between 2027 to 2029.

Interest rate swaps were transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 1.98% per annum to 3.73% per annum and would receive a variable rate based on US$ SOFR. Hedge accounting was adopted for these contracts.

Forward freight agreements and related bunker swaps were transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Commodity contracts and derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and commodity derivative contracts. The Group did not adopt hedge accounting for these contracts.

Forward foreign exchange contracts were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

4.Property, plant and equipment

				Right-of-use
			Furniture	assets
	Vessels	Dry docking	and fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 30 June 2025
Cost	3,069,884	81,066	1,102	311,221	3,463,273
Accumulated depreciation and impairment charge	(653,445)	(37,990)	(782)	(213,416)	(905,633)
Net book value	2,416,439	43,076	320	97,805	2,557,640

				Right-of-use
			Furniture	assets
	Vessels	Dry docking	and fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 31 December 2024
Cost	2,936,835	63,116	1,102	470,514	3,471,567
Accumulated depreciation and impairment charge	(583,545)	(34,585)	(748)	(254,242)	(873,120)
Net book value	2,353,290	28,531	354	216,272	2,598,447
(a)	Vessels with an aggregate carrying amount of US$1,765.2 million as at 30 June 2025 (31 December 2024: US$1,091.0 million) are secured on bank borrowings (note 6).
(b)	In H1 2025, the Group derecognized US$138.5 million of right-of-use assets (vessels) cost and accumulated depreciation upon the delivery of two VLGCs, following the exercise of purchase options declared in December 2024 and February 2025 respectively.
(c)	The sale and delivery of BW Cedar was concluded in February 2025, generating US$65.0 million in proceeds and a net book gain of US$32.1 million.

5.Treasury shares

	Number of shares		Cost of shares
	30 June	30 June	30 June	30 June
	2025	2024	2025	2024
	‘000	‘000	US$’000	US$’000
At beginning of the financial period	7,743	8,926	48,387	56,438
Purchases of treasury shares	317	9	2,739	100
Sale/Transfer of treasury shares	—	(90)	—	(1,091)
Share options exercised	(121)	(598)	(754)	(3,911)
At end of the financial period	7,939	8,247	50,372	51,536

Pursuant to the Company’s long-term management share option plans, announced on 21 April 2017 (“LTIP 2017”) and 1 March 2022 (“LTIP 2022”):

(a)	participants of the LTIP 2017 exercised vested options granted under LTIP 2017 during Q1 2024; 597,767 shares were transferred at an average strike price of US$0.90 (NOK 9.17) per share.
(b)	participants of the LTIP 2022 exercised vested options granted under LTIP 2022 during Q1 2025; 120,647 shares were transferred at an average strike price of US$4.54 (NOK 46.6) per share.

On 8 April 2025, the Board of Directors of the Company approved a share buyback program under which the Company may purchase up to 3 million ordinary shares for a maximum amount of US$20.0 million. The program commenced on 8 April and finalised on 17 April 2025. During this period, the Company acquired a total of 316,437 ordinary shares at an average price of US$8.63 per share for a total consideration of US$2,732,109.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

6.Borrowings and lease liabilities

	30 June	31 December
	2025	2024
	US$’000	US$’000
Borrowings
Bank borrowings	773,920	655,795
Lease financing arrangement	188,992	129,110
Shareholder loan	—	79,501
Trust receipts	59,278	73,766
Interest payable	3,372	3,836
	1,025,562	942,008
Borrowings
Non-current	810,971	711,664
Current	214,591	230,344
	1,025,562	942,008
Lease liabilities
Non-current	40,951	60,588
Current	67,299	170,700
	108,250	231,288

Movements in borrowings and lease liabilities are analysed as follows:

		Lease
	Borrowings	liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2025	942,008	231,288	1,173,296
Drawdown of trust receipts	1,145,290	—	1,145,290
Additions	721,468	—	721,468
Interest expense	25,749	4,321	30,070
Lease modifications	—	(72,732)	(72,732)
Less: Interest paid	(25,397)	(4,321)	(29,718)
Less: Payment of financing fees	(2,790)	—	(2,790)
Less: Principal repayment	(620,988)	(50,306)	(671,294)
Less: Repayment of trust receipts	(1,159,778)	—	(1,159,778)
At 30 June 2025	1,025,562	108,250	1,133,812

		Lease
	Borrowings	liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2024	412,349	157,839	570,188
Drawdown of trust receipts	1,076,844	—	1,076,844
Additions	17,076	18,841	35,917
Interest expense	7,981	3,540	11,521
Lease modifications	—	16,396	16,396
Less: Interest paid	(8,408)	(3,540)	(11,948)
Less: Principal repayment	(98,338)	(48,293)	(146,631)
Less: Repayment of trust receipts	(1,102,162)	—	(1,102,162)
At 30 June 2024	305,342	144,783	450,125

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

6.Borrowings and lease liabilities (continued)

As at 30 June 2025, borrowings amounting to US$937.0 million (31 December 2024: US$762.6 million) are secured by mortgages over certain vessels of the Group (note 4). These borrowings are interest bearing at US$ SOFR + margin and they contain covenants (the “Quarterly Covenants”) stating that at the end of each quarter, the Group shall ensure that its adjusted equity ratio, minimum adjusted equity, and minimum liquidity do not fall below the agreed thresholds (as defined in the respective borrowings agreements), otherwise the borrowings will be repayable on demand.

At 30 June 2025, the Group complied with the Quarterly Covenants and accordingly, the borrowings are classified as non-current at 30 June 2025. If the Group continues with its financial position as at the end of the reporting date, the Group expects to comply with the Quarterly Covenants within 12 months after the reporting date.

7.Related party transactions

In addition to the information disclosed elsewhere in the Interim Financial Information, the following transactions took place between the Group and related parties during the financial period at terms agreed between the parties:

(a)	Services

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Corporate service fees charged by related parties*	2,140	1,396	4,300	3,318
Ship management fees charged by related parties*	25	201	192	402

* “Related parties” refer to corporations controlled by the Company’s largest shareholder.

(b)	Key management’s remuneration

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Salaries and other short-term employee benefits	669	542	2,313	1,944
Post-employment benefits - contributions to defined contribution plans and share-based payment	610	423	995	706
Directors’ fees	144	187	296	250
	1,423	1,152	3,604	2,900

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

8.Financial risk management

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements; the Interim Financial Information should be read in conjunction with the Group’s annual financial statements as at 31 December 2024. There have been no major changes in any risk management policies or processes since the previous year end.

(a)	Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:

	30 June	31 December
	2025	2024
	US$’000	US$’000
Equity financial assets, at FVOCI	17,240	23,132
Equity financial assets, at FVPL	1,597	2,769
Derivative assets measured at fair value	78,143	82,040
Derivative liabilities measured at fair value	(53,544)	(26,096)
Financial assets at amortised cost	680,217	437,401
Financial liabilities at amortised cost	(1,284,407)	(1,097,701)

(b)	Estimation of fair value

IFRS 13 established a fair value hierarchy that prioritises inputs used to measure fair value. The three levels of the fair value input hierarchy defined by IFRS 13 are as follows:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Derivative financial assets and liabilities

The Group’s financial derivative instruments primarily relate to interest rate swaps, forward freight agreements, bunker swaps and commodity contracts measured at fair value (note 3).

Level 2 classifications primarily include exchange-traded futures including interest rate swaps, forward freight agreements, bunker swaps and commodity contracts. The fair values of interest rate swaps are calculated at the present value of estimated future cash flows based on observable yield curves. The fair values of forward freight agreements, bunker swaps and commodity contracts measured at fair value are determined using forward commodity indices at the balance sheet date.

Level 3 classifications primarily include the physical buy and sell commodity contracts where the fair values are estimated using valuation techniques based on the best information available. The fair values are estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices are not available for commodity and freight prices are not available for the remaining tenure of the physical commodity contracts, management has utilised unobservable inputs based on internally developed proxy curves for the estimation of these prices beyond the observable period. As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical buy and sell commodity contracts are classified under Level 3.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

8.Financial risk management (continued)

(b)	Estimation of fair value (continued)

Non-derivative non-current financial assets and liabilities

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
30 June 2025
Assets
Equity financial assets, at FVOCI	17,240	—	—	17,240
Equity financial assets, at FVPL	—	—	1,597	1,597
Derivative financial instruments	—	17,935	60,208	78,143
Total assets	17,240	17,935	61,805	96,980

Liabilities
Derivative financial instruments	—	7,749	45,795	53,544
Total liabilities	—	7,749	45,795	53,544

31 December 2024
Assets
Equity financial assets, at FVOCI	23,132	—	—	23,132
Equity financial assets, at FVPL	—	—	2,769	2,769
Derivative financial instruments	—	16,475	65,565	82,040
Total assets	23,132	16,475	68,334	107,941

Liabilities
Derivative financial instruments	—	12,166	13,930	26,096
Total liabilities	—	12,166	13,930	26,096

The carrying amount of non-derivative non-current financial assets and liabilities which bear floating interest rates are assumed to approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Non-derivative current financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value because of the short period to maturity.

9.Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. For the Product Services segment, gross profit is reflected as Gross profit - Product Services. Operating segment disclosures are consistent with the information reviewed by the Management.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

9.Segment information (continued)

Segment performance is presented below:

			Inter-
		Product	segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2025

Revenue from spot voyages	156,459	—	—	156,459
Inter-segment revenue	19,973	—	(19,973)	—
Voyage expenses	(89,291)	—	—	(89,291)
Inter-segment expense	(8,563)	—	8,563	—
Net income from spot voyages	78,578	—	(11,410)	67,168
Revenue from time charter voyages	74,078	—	—	74,078
TCE income - Shipping [1]	152,656	—	(11,410)	141,246

Revenue from Product Services	—	813,364	—	813,364
Inter-segment revenue	—	8,563	(8,563)	—
Cost of cargo and delivery expenses	—	(776,701)	—	(776,701)
Inter-segment cost	—	(19,973)	19,973	—
Depreciation	—	(10,428)	—	(10,428)
Gross profit - Product Services [2]	—	14,825	11,410	26,235

Segment results	152,656	14,825	—	167,481

H1 2025

Revenue from spot voyages	337,550	—	—	337,550
Inter-segment revenue	30,125	—	(30,125)	—
Voyage expenses	(182,163)	—	—	(182,163)
Inter-segment expense	(14,199)	—	14,199	—
Net income from spot voyages	171,313	—	(15,926)	155,387
Revenue from time charter voyages	140,013	—	—	140,013
TCE income - Shipping [1]	311,326	—	(15,926)	295,400

Revenue from Product Services	—	1,428,410	—	1,428,410
Inter-segment revenue	—	14,199	(14,199)	—
Cost of cargo and delivery expenses	—	(1,379,968)	—	(1,379,968)
Inter-segment cost	—	(30,125)	30,125	—
Depreciation	—	(21,328)	—	(21,328)
Gross profit - Product Services [2]	—	11,188	15,926	27,114

Segment results	311,326	11,188	—	322,514

[1]

“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]

Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

9.Segment information (continued)

			Inter-
		Product	segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2024

Revenue from spot voyages	217,534	—	—	217,534
Inter-segment revenue	5,409	—	(5,409)	—
Voyage expenses	(104,835)	—	—	(104,835)
Inter-segment expense	(14,362)	—	14,362	—
Net income from spot voyages	103,746	—	8,953	112,699
Revenue from time charter voyages	44,848	—	—	44,848
TCE income - Shipping [1]	148,594	—	8,953	157,547

Revenue from Product Services	—	614,107	—	614,107
Inter-segment revenue	—	14,362	(14,362)	—
Cost of cargo and delivery expenses	—	(591,444)	—	(591,444)
Inter-segment cost	—	(5,409)	5,409	—
Depreciation	—	(7,102)	—	(7,102)
Gross profit - Product Services [2]	—	24,514	(8,953)	15,561

Segment results	148,594	24,514	—	173,108

H1 2024

Revenue from spot voyages	474,558	—	—	474,558
Inter-segment revenue	36,303	—	(36,303)	—
Voyage expenses	(226,311)	—	—	(226,311)
Inter-segment expense	(33,878)	—	33,878	—
Net income from spot voyages	250,672	—	(2,425)	248,247
Revenue from time charter voyages	83,890	—	—	83,890
Inter-segment revenue	562	—	(562)	—
TCE income - Shipping [1]	335,124	—	(2,987)	332,137

Revenue from Product Services	—	1,356,532	—	1,356,532
Inter-segment revenue	—	33,878	(33,878)	—
Cost of cargo and delivery expenses	—	(1,280,833)	—	(1,280,833)
Inter-segment cost	—	(36,865)	36,865	—
Depreciation	—	(14,951)	—	(14,951)
Gross profit - Product Services [2]	—	57,761	2,987	60,748

Segment results	335,124	57,761	—	392,885
[1]

“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]

Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

9.Segment information (continued)

Reconciliation of segment results:

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Total segment results for reportable segments	167,481	173,108	322,514	392,885
Vessel operating expenses	(32,030)	(20,501)	(61,717)	(42,471)
Time charter contracts (non-lease components)	(4,021)	(5,090)	(8,699)	(9,776)
General and administrative expenses	(17,138)	(17,863)	(37,981)	(34,596)
Charter hire expenses	(739)	(1,709)	(1,006)	(2,214)
Fair value (loss)/gain from equity financial asset	(1,172)	(89)	(1,172)	1,326
Finance lease income	137	177	308	197
Other operating (expense)/income - net	(738)	1,158	(1,576)	2,363
Depreciation - Shipping segment	(52,158)	(39,670)	(104,382)	(80,566)
Amortisation	(51)	(209)	(261)	(419)
Gain on disposal of vessels	—	—	32,051	20,391
Loss on derecognition of right-of-use assets (vessels)	(732)	—	(289)	—
Finance (expense)/income – net	(11,769)	55	(23,953)	(2,572)
Income tax expense	(3,632)	(4,460)	(3,822)	(9,874)
Profit after tax	43,438	84,907	110,015	234,674

10.Investment in subsidiaries

Set out below are the summarised financial information for the Group’s subsidiaries, BW LPG India Pte. Ltd. (“BW LPG India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW LPG India		BW Product Services
	30 June	31 December	30 June	31 December
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	130,407	63,581	415,977	417,096
Includes
Cash and cash equivalents	103,485	19,443	96,139	175,882
Non-current assets	253,926	278,287	80,450	92,115

Liabilities
Current liabilities	56,656	28,371	396,995	328,769
Includes
Borrowings	50,646	23,927	122,835	137,425
Non-current liabilities (Borrowings)	38,305	76,443	40,951	50,748
Net assets	289,372	237,054	58,481	129,694

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

10.Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW LPG India		BW Product Services
	Q2 2025	Q2 2024	Q2 2025	Q2 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	30,734	30,578	—	—
Revenue from Product Services	—	—	821,927	628,469
Cost of cargo and delivery expenses	—	—	(796,674)	(596,853)
Vessel operating expense	(4,982)	(5,663)	—	—
Depreciation and amortisation	(7,519)	(8,778)	(10,428)	(7,128)
Finance expense	(958)	(2,767)	621	587
Other expenses – net	(1,425)	(1,364)	(9,825)	(9,332)
Net profit after tax	15,850	12,006	5,621	15,743

Other comprehensive loss (currency translation effects)	—	—	85	396
Total comprehensive income	15,850	12,006	5,706	16,139
Total comprehensive income allocated to non-controlling interests	7,545	5,715	997	2,421

	BW LPG India		BW Product Services
	H1 2025	H1 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$,000
TCE income – Shipping	62,417	60,035	—	—
Revenue from Product Services	—	—	1,442,609	1,390,410
Cost of cargo and delivery expenses	—	—	(1,410,093)	(1,317,698)
Vessel operating expense	(9,855)	(11,813)	—	—
Depreciation and amortisation	(15,837)	(18,039)	(21,328)	(15,003)
Gain on disposal of vessels	32,051	—	—	—
Finance (expense)/income - net	(2,298)	(5,066)	544	96
Other expenses – net	(3,074)	(3,253)	(18,564)	(21,060)
Net profit after tax	63,404	21,864	(6,832)	36,745

Other comprehensive income/ (loss) (currency translation effects)	—	—	1,281	(438)
Total comprehensive income	63,404	21,864	(5,551)	36,307
Total comprehensive income allocated to non-controlling interests	30,180	10,407	(939)	5,446

11.Dividends paid

An interim dividend of US$42.4 million (US$0.28 per share) was paid in June 2025 respect of Q1 2025. In the corresponding period last year, an interim dividend of US$131.8 million (US$1.00 per share) was paid in June 2024 in respect of Q1 2024.

12.Subsequent event

In July 2025, the Group’s subsidiary, BW LPG India, secured a US$215 million Term Loan Facility to refinance its existing debt and to support the acquisition of two modern VLGCs, BW Chinook and BW Pampero, from BW LPG.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the three-month and six-month periods ended 30 June 2025 and 2024 is provided below.

	Q2 2025	Q2 2024	H1 2025	H1 2024
TCE income – Shipping (US$’000)	152,656	148,594	311,326	335,124
Calendar days (total)	4,095	3,094	8,189	6,232
TCE income – Shipping per calendar day (total) (US$)	37,280	48,030	38,020	53,770

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day (total) to TCE income - Shipping for the three-month and six-month periods ended 30 June 2025 and 2024 is provided below.

	Q2 2025	Q2 2024	H1 2025	H1 2024
TCE income – Shipping (US$’000)	152,656	148,594	311,326	335,124
Available days	3,929	2,992	7,919	6,026
TCE income – Shipping per available days (US$)	38,850	49,660	39,310	55,610

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the three-month and six-month periods ended 30 June 2025 and 2024 is provided below.

	Q2 2025	Q2 2024	H1 2025	H1 2024
	US$’000	US$’000	US$’000	US$’000
Net cash from operating activities	94,719	52,849	260,961	458,429
Additions in property, plant and equipment	(81,308)	415	(157,606)	(1,821)
Additions in intangible assets	—	—	—	(237)
Proceeds from sale of vessels	—	—	65,049	65,337
Adjusted free cash flow	13,411	53,264	168,404	521,708

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2025 and H1 2025

APPENDIX - Non-IFRS financial measures (continued)

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the three-month and six-month periods ended 30 June 2025 and 2024 is provided below.

	Q2 2025	Q2 2024	H1 2025	H1 2024
Operating profit (US$’000)	58,839	89,312	137,790	247,120
Average of the total shareholders’ equity (US$’000)(1)	1,913,400	1,633,172	1,924,570	1,593,776
Average of the total borrowings (US$’000)(1)	979,738	290,189	983,785	358,846
Average of the total lease liabilities (US$’000)(1)	151,245	157,163	169,769	151,311
Capital employed (US$’000)	3,044,383	2,080,524	3,078,124	2,103,933
ROCE	1.9%	4.3%	4.5%	11.7%
ROCE (annualised)	7.7%	17.2%	9.0%	23.5%
(1)	Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.